                           FULBRIGHT & JAWORSKI L.L.P.
                   A Registered Limited Liability Partnership
                          666 Fifth Avenue, 31st Floor
                          New York, New York 10103-3198
                                www.fulbright.com

NGOLD@FULBRIGHT.COM                                    TELEPHONE: (212) 318-3000
DIRECT DIAL:  (212) 318-3022                           FACSIMILE: (212) 318-3400

May 6, 2005

BY EDGAR
--------

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Lipman Electronic Engineering Ltd.
                           Amendment No. 1 to Registration
                           Statement on Form F-3
                           Filed May 5, 2005
                           File No. 333-124328
                           -------------------

Dear Ms. Jacobs:

         On May 6, 2005, Mr. Adam Halper of the Commission orally advised us of additional comments from the Staff with respect to Amendment No. 1 to the above-referenced Registration Statement. The Staff's oral comments are provided below followed by responses of Lipman to those comments.

         1. The Staff requested that Lipman advise the Staff of clearance of the offering by the NASD prior to the effectiveness of the Registration Statement.

Response: As requested by the Staff, counsel for Merrill Lynch, the underwriter in the offering made pursuant to the Registration Statement, will advise the
Staff of clearance of the offering by the NASD prior to the effectiveness of the
Registration Statement.

         2. The Staff requested that Lipman provide additional clarification with respect to its prior comment no. 3. The Staff requested additional supplemental confirmation with respect to Lipman's disclosure controls and procedures.

Ms. Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
May 6, 2005

Response: In response to the Staff's comment, Lipman supplementally confirms to the Staff that, as required under Rule 15d-15(e) under the Exchange Act, its disclosure controls and procedures are (i) designed to ensure that information required to be disclosed by Lipman in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms and (ii)
designed to ensure that information required to be disclosed by Lipman in its reports that it files or submits under the Exchange Act is accumulated and communicated to Lipman's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Lipman also supplementally confirms that in its future filings, it will make clear that its disclosure controls and procedures meet the definition contained in Rule 15d-15(e) under the Exchange Act.

         3. The Staff requested that Lipman provide a "Tandy" statement to the
Staff.

Response:  As requested by Staff, Lipman hereby acknowledges that:

     o   should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the
         Commission from taking any action with respect to the filing;

     o   the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Lipman from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o   Lipman may not assert the Staff's comments and the declaration of effectiveness as a defense in any proceeding initiated by the
         Commission or any person under the federal securities laws of the
         United States.

                                     * * *

         As discussed with the Staff, Lipman and Merill Lynch currently expect to request acceleration of effectiveness for Tuesday afternoon, May 10, 2005.

         If you have any further questions or need any further information, please call the undersigned at (212) 318-3022 or Susan Lee of this office at
(212) 318-3141.

                                               Very truly yours,

                                               /s/ Neil Gold

                                               Neil Gold

cc:  Adam Halper, Esq. (SEC)